1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA P. 212.880.6000 | F. 212.682.0200 www.torys.com Mile Kurta, Esq. mkurta@torys.com P. 212.880.6363

December 29, 2020

Confidential Submission via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brookfield Asset Management Reinsurance Partners Ltd. Confidential Submission of Draft Registration Statement on Form F-1

Dear Sirs/Mesdames:

On behalf of Brookfield Asset Management Reinsurance Partners Ltd., a Bermuda company (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) to the Securities and Exchange Commission (the “SEC”) for confidential review by the staff of the SEC (the “Staff”). Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Draft Registration Statement.

The Draft Registration Statement relates to the planned special dividend (the “special dividend”) by Brookfield Asset Management Inc., a Canadian corporation (“Brookfield”) of all the class A exchangeable limited voting shares (“class A exchangeable shares”) of the Company held by Brookfield. Each class A exchangeable share will be exchangeable into one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of Brookfield). The class A exchangeable shares are expected to be listed for trading on the New York Stock Exchange. The Company advises the Staff that it is also making a similar confidential filing of the prospectus contained in the Draft Registration Statement with the Ontario Securities Commission in connection with the listing of the class A exchangeable shares on the Toronto Stock Exchange.

The Company confirms that it is an “emerging growth company” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and its securities have not previously been sold pursuant to an effective registration statement under the Securities Act. The Company also confirms that it and Brookfield Asset Management will publicly file via EDGAR the Registration Statement and previous non-public draft submissions thereof at least 15 days prior to the anticipated effective date.

In addition, the Company respectfully advises the Staff that:

•

The Company has elected to omit from the Draft Registration Statement interim financial information (including pro forma financial information) that it reasonably believes will not be required at the time of the special dividend. Prior to the distribution of a preliminary or final prospectus to holders of Brookfield Class A Shares in connection with the special dividend, the Company will amend the Registration Statement to include all financial information (including pro forma financial information) required by Regulation S-X at the date of the amendment.

•	The Company is in the process of preparing its exhibits to the Draft Registration Statement and will submit them in a subsequent submission following receipt of the Staff’s comments.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at (212) 880-6363 or via email at mkurta@torys.com.

Sincerely,

/s/ Mile Kurta

Mile Kurta, Esq.

Torys LLP